Viceroy Exploration Ltd.

August 11, 2005

TO:  All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:	Viceroy Exploration Ltd. (the “Company”)
- Distribution of Interim Report for Three Months ended March 31, 2005

We confirm that the following material was sent by pre-paid mail on August 11, 2005 to those registered and non-registered shareholders of the Company who completed and returned a supplemental mail list card requesting receipt of the interim financial statements:

1.
Report for the Six Months ended June 30, 2005, including Letter to Shareholders, Management’s Discussion and Analysis and Consolidated Financial Statements for the three and six months ended June 30, 2005.

Yours truly,

VICEROY EXPLORATION LTD.

“Michele A. Jones”

Michele A. Jones
Corporate Secretary

520 - 700 West Pender Street Vancouver, B.C. Canada V6C 1G8
Phone 604.669.4777 Fax 604.696.0212
www.viceroyexploration.com